Exhibit 99.1

Aesthetic Medical International Announces Medical Risk Control System Upgrade to Support Healthy Development of the Aesthetic Medical Industry

SHENZHEN, China, March 17, 2022 (GLOBE NEWSWIRE) -- Aesthetic Medical International Holdings Group Limited (Nasdaq: AIH) (the “Company” or “AIH”), a leading provider of aesthetic medical services in China, is pleased to announce that it has upgraded its medical risk control system to support the healthy development of the aesthetic medical industry in China.

During the past year, government authorities have implemented series of national and regional policies and regulations on the aesthetic medical industry. AIH believes that these policies aim to facilitate healthy and sustainable development of the aesthetic medical industry, allowing customers to obtain truthful and effective products and services information, and to receive more professional and safer medical services in terms of the quality of doctors and medical staffs, medical workplaces and facilities, emergency response mechanisms, as well as the institutional management capabilities.

As a leading provider of aesthetic medical service in China and a publicly listed company, the Company has focused on improving its corporate governance and medical risk management. Recently, AIH has completed the upgrade of its medical risk control system, which included:

1.	Established a supervisory team under the Medical Control Center to publicize policies and regulations to treatment centers in a timely manner and to report updates on the medical risk control progress to the Board of Directors on a regular basis;

2.	Strengthened the allocation of medical staffs, medical workplaces and facilities for various treatment operations, as well as the supervision and management of the operation procedures;

3.	Improved the emergency response procedures of each treatment center, and would regularly carry out drills; and

4.	Set up self-examination team and reward and penalty mechanism at each treatment center to review the surgical and customer records, ensuring operational compliance.

Guangdong Health Commission has recently released The Letter to Consult Opinions on Aesthetic Medical Plastic Surgery Treatments and Corresponding Hierarchical Management Categories in Guangdong Province (the “Letter”), which intends to make a comprehensive and detailed classification on aesthetic medical treatments and their corresponding hierarchical management in Guangdong Province. Some of the original Grade 2 surgical treatments are proposed to be upgraded to Grade 3, while 176 Grade 3 and 4 surgical treatments are newly added. Grade 3 and 4 surgical items would then account for more than 60% of total surgical treatments, and are only allowed to be performed in specialized or higher level of hospitals. The Company will continue to monitor the latest policy updates. As of December 31, 2021, the Company operated four hospitals and one non-surgical outpatient clinic in the Guangdong Province. The Company believes that these treatment centers will leverage their medical resources to cater different needs of the customers while creating synergy between themselves. The Company's treatment centers in other regions will also continue to provide customers with quality aesthetic medical services.

About Aesthetic Medical International Holdings Group Limited

AIH, known as “Peng’ai” in China, is a leading provider of aesthetic medical services in China. AIH operates through treatment centers that spread across major cities in mainland China, and also has presence in Hong Kong and Singapore. Leveraging over 20 years of clinical experience, AIH provides one-stop aesthetic service offerings, including surgical aesthetic treatments, non-surgical aesthetic treatments, and general medical services and other aesthetic services. According to certain third-party industry consultant, AIH was the third-largest private aesthetic medical services provider in China in terms of revenue in 2018. For more information regarding the Company, please visit: https://ir.aihgroup.net/.

Cautionary Statements

This press release contains “forward-looking statements.” These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “expects”, “anticipates”, “aims”, “future”, “intends”, “plans”, “believes”, “estimates”, “likely to” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. These risks and uncertainties and others that relate to the Company’s business and financial condition are detailed from time to time in the Company’s SEC filings, and could cause the actual results to differ materially from those contained in any forward-looking statement. These forward-looking statements are made only as of the date indicated, and the Company undertakes no obligation to update or revise the information contained in any forward-looking statements, except as required under applicable law.

Investor Relations Contacts

For investor and media inquiries, please contact:
Aesthetic Medical international Holdings Group Limited
Email: ir@pengai.com.cn

DLK Advisory Limited
Tel: +852 2857 7101
Email: ir@dlkadvisory.com